                                [NRG LETTERHEAD]

                                                                   April 4, 2002

Dear NRG Stockholder:

     As you know, Xcel Energy Inc. commenced a tender offer to exchange 0.4846 of a share of Xcel common stock for each outstanding share of NRG's common stock ("Common Stock") on March 13, 2002. In response to Xcel's announcement of its intention to commence the offer, NRG's Board of Directors established a Special Committee, comprised solely of directors who have no affiliation with Xcel, which was authorized to review and evaluate the terms and conditions of the offer and to consider whether the offer is fair to, and in the best interests of, NRG and its public stockholders. The Special Committee engaged its own legal counsel and financial advisor to assist it in this review and evaluation.

     As disclosed in the Schedule 14D-9 previously delivered to you and filed with the Securities and Exchange Commission (the "SEC") on March 26, 2002, the Special Committee was unable to make a recommendation with respect to the offer on that date because it needed more time to assess the effect on the long-term value of NRG of the results of operations of NRG for the first two months of 2002 announced by NRG on March 26, 2002 and the impact of that announcement on the market price of Xcel's shares. The Special Committee subsequently entered into negotiations with Xcel to increase the exchange ratio being offered by Xcel. As a result, Xcel amended the offer on April 4, 2002 to increase the exchange ratio being offered to 0.50 of a share of Xcel common stock for each share of Common Stock.

     At a meeting held on April 4, 2002, the Special Committee unanimously (i) determined that the amended offer is fair to, and in the best interests of, NRG and its stockholders (other than Xcel and its affiliates) and (ii) resolved and recommended to NRG's Board of Directors that it recommend to the holders of outstanding shares of Common Stock that they accept the amended offer and tender their shares of Common Stock pursuant to the amended offer. Based on that determination, NRG's Board of Directors has (i) determined that the amended offer is fair to, and in the best interests of, NRG and its stockholders (other than Xcel and its affiliates) and (ii) resolved and recommended to the holders of outstanding shares of Common Stock that they accept the amended offer and tender their shares of Common Stock pursuant to the amended offer.

     In arriving at their recommendations, the Special Committee and NRG's Board of Directors considered carefully a number of factors, which are described in the accompanying Amendment No. 1 to the Schedule 14D-9, which was also filed with the SEC on April 4, 2002. We encourage you to read the amended Schedule 14D-9 before you decide whether to tender your shares of Common Stock in the amended offer.

                                          Very truly yours,

                                          /s/ James J. Bender
                                          James J. Bender
                                          Senior Vice President & General
                                          Counsel